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Astris Energi Inc. · 6-K · For 8/30/04, On 8/30/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 16, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 8/30/04, On 8/30/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated August 30, 2004	3

EXHIBIT 1

ASTRIS ENERGI RESCHEDULES AGM - CZECH AFFILLIATE TO BE PURCHASED

MISSISSAUGA, ONTARIO, CANADA, September 16, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today announced that it has rescheduled its 2004 Annual and Special Meeting of Shareholders to Friday, October 22nd at 11:00 am (ET).

The new date was set in order for the Company to complete the details on a proposed acquisition of its affiliate Astris s.r.o. Astris s.ro. is located in Vlasim, Czech Republic in a recently purchased 8,000 square foot industrial building. Because of lower labour and capital costs in the Czech Republic, the Company’s electrode research and development has primarily been carried out at Astris s.r.o. Currently, Astris’ pilot production line for the POWERSTACK™ MC250 alkaline fuel cell is being completed at the site.
Astris Energi Inc. presently owns 30% of the facility and has made a stock offer to purchase the remaining 70% that is held by a related party. A special committee of the Astris Energi Board of Directors retained the services of Corporate Valuation Services to complete a valuation and fairness opinion on the facilities and intellectual property owned by Astris s.r.o. The acquisition will be subject to all regulatory rules dealing with the transactions, including shareholder approval. A shareholder’s proxy with a resolution regarding the transaction will be mailed to all registered shareholders prior to the meeting.

"The purchase of Astris s.r.o. is a key business strategy," said Anthony Durkacz, Vice-President of Finance and Director. "The team that we have assembled there has been crucial to the research and development efforts that have resulted in Astris’ industry-leading alkaline fuel cell design and implementation. The acquisition of Astris s.r.o. will allow Astris Energi and Astris s.r.o. to act as one entity, which is important for the successful commercialization of the POWERSTACK™ MC250 fuel cell and future technologies."

The Annual and Special Meeting of Shareholders will be held at the Delta Meadowvale Resort and Conference Centre, 6750 Mississauga Road, Mississauga, Ontario, Canada. Jiri K. Nor, President and CEO, H. David Ramm, Executive Vice-President and Peter Nor, Vice-President of Marketing will address the meeting, updating shareholders on the Company’s progress and future plans.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.